Exhibit 4.1

WAIVER AND AMENDMENT AGREEMENT

THIS WAIVER AND AMENDMENT AGREEMENT (this “Amendment”) is made and entered into as of September 18, 2014 (the “Execution Date”), by and among Ener-Core, Inc., a Nevada corporation (the “Company”), and the undersigned holder (the “Holder”). Capitalized terms used but not defined herein shall have the meanings set forth in the Warrant (as defined in the Recitals below).

RECITALS:

WHEREAS, reference is made to that certain Securities Purchase Agreement dated as of April 15, 2014, by and among the Company, the Holder and the other investors (the "Other Holders") listed on the signature pages attached thereto (the "April 2014 SPA"), and the Warrant to purchase common stock issued to the Holder pursuant thereto (the “Warrant”);

WHEREAS, the Company desires to enter into a financing transaction (the “September 2014 Financing”) in which it proposes to issue: (a) up to $4 million in shares of its common stock, par value $0.0001 per share (the “Common Stock”), to certain accredited investors at $0.15 per share (the “Purchase Price”), (b) an aggregate of up to 1,600,000 restricted shares of Common Stock to the placement agents that the Company engaged for the September 2014 Financing (the “Placement Agents”), and (c) warrants for the purchase of a total of up to 1,800,000 shares of Common Stock, with an exercise price of $0.50 per share to the Placement Agents (all as adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction occurring after the Execution Date) (such issuances, collectively the “Issuance”), which Issuance, if and when effectuated, would be deemed a Dilutive Issuance and thereby reduce the Exercise Price to be equal to the Purchase Price (the “Anti-dilution Adjustment”); and

WHEREAS, the Company has proposed that the Holder waive (i) the Anti-dilution Adjustment with respect to the Issuance in exchange for adjusting the Exercise Price to $0.50 on the terms set forth below and (ii) the participation and notice rights set forth in Section 4(n)(iii) of the April 2014 SPA (collectively, the “Proposal”), which Proposal is acceptable to the Holder; and

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements herein contained and for other good and valuable consideration, the parties hereto agree as follows:

A.              WAIVER AND AMENDMENT.

(1)              Waivers. Subject to Section (A)(4) below, the Holder agrees (a) that the Issuance to the Placement Agents and pursuant to the terms and conditions of the Company’s Securities Purchase Agreement in the form of Exhibit A attached hereto shall not be deemed to be a Dilutive Issuance, and hereby waives all rights under Section 2 of the Warrant solely with respect to such Issuance and (b) to waive its rights set forth in Section 4(n)(iii) of the April 2014 SPA, including, without limitation, its right to notices solely with respect to such Issuance.

(2)             Amendments. Subject to Section (A)(4) below, the Company and the Holder agree that the Warrant held the such Holder as of the Execution Date shall be amended as follows:

  (a)          Section 1(b) shall be amended and restated in its entirety to read as follows:

"Exercise Price. For purposes of this Warrant, "Exercise Price" means $0.50, subject to adjustment as provided herein."

For the avoidance of doubt, Section 1(b) of the Warrant is being amended and restated to provide for a reduction in the Exercise Price pursuant to Section 2(b) of the Warrant since the Holder and the Other Holders constitute the Required Holders.

  (b)          Section 2 is amended to add the following subsection 2(e):

"(e) March 2015 Exercise Price Reset. Provided that the Holder shall limit sales in the Company’s Common Stock during the 10 Day Period (as defined below) to not more than twenty percent (20%) of the total number of shares of the Company’s Common Stock issuable to the Holder upon exercise of its Warrant (without regard to any limitation or restriction on the exercise thereof), on March 24, 2015 (the “Adjustment Date”), the Exercise Price then in effect shall be adjusted to equal the lower of (i) the then effective Exercise Price and (ii) seventy percent (70%) of the Adjustment Exercise Price. As used herein, the “Adjustment Exercise Price” shall equal the arithmetic average of the Weighted Average Prices of the Common Stock for the ten (10) consecutive Trading Days immediately preceding the Adjustment Date (the “10 Day Period”), such price rounded to the nearest $0.01 per share."

(3)              Except as expressly set forth herein, this Amendment shall not be deemed to be a waiver, amendment or modification of any provisions of the Warrant, or of any right, power or remedy of the Holder, or constitute a waiver, amendment or modification of any provision of the Warrant (except to the extent explicitly set forth herein), or any other document, instrument and/or agreement executed or delivered in connection therewith, in each case whether arising before or after the date hereof or as a result of performance hereunder or thereunder, all of which (except as specified herein) remain in full force and effect. Except as explicitly set forth herein, the Holder reserves all of its rights, remedies, powers, and privileges.

(4)              This Amendment shall become effective when, and only when, the Company and the undersigned shall have executed and delivered this Amendment and the Company and all Other Holders shall have executed and delivered one or more Amendments in form and substance identical to this Amendment (the "Other Amendments").

B.               CONFLICTS. Except as expressly set forth in this Amendment, the terms and provisions of the Warrant shall continue unmodified and in full force and effect. In the event of any conflict between this Amendment and the Warrant, this Amendment shall control.

C.               GOVERNING LAW. This Amendment shall be governed and construed under the laws of the State of New York, and shall be binding on and shall inure to the benefit of the parties and their respective successors and permitted assigns.

D.               COUNTERPARTS. This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. A facsimile or other electronic transmission of this signed Amendment shall be legal and binding on all parties hereto.

E.               TERMINATION. The Holder shall have the option to terminate this Amendment with respect to the Company at any time prior to the date that is five (5) Business Days following the Execution Date without liability to the Company if the Other Holders have not executed and delivered the Other Amendments prior to such time.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

COMPANY:

Ener-Core, Inc.

By:
Name:	Alain J. Castro
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

HOLDER:

[HOLDER NAME]

By:

Name:

Title:

EXHIBIT A

Form of Securities Purchase Agreement